October 11, 2024

Julianna Balicka
Chief Financial Officer
Hope Bancorp, Inc.
3200 Wilshire Boulevard
Suite 1400
Los Angeles, CA 90010

        Re: Hope Bancorp, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2023
            File No. 000-50245
Dear Julianna Balicka:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance